Contact

www.linkedin.com/in/mukundu-kumaran-9686431 (LinkedIn)

Top Skills

CRM platforms
Sales force.com
Tibco

Mukundu Kumaran

Co-founder, CEO at C1X Inc. (Class One Exchange)
Santa Clara, California, United States

Summary

Driver of innovation for 24 years, in building digital transformation technology for retails and brands.

"Think different" - this mantra helps to resolve any challenges!

Built large product organizations across multiple global locations. Started new strategic initiatives, assembled resources and funding and launched new product lines in large and small organizational settings.

Engineering leadership: Managed large engineering global team to built enterprise software at large scale, built custom solutions to reduce friction and simplify business processes, built digital transformation technology.

Product leadership: Innovated and launched several industry leading products (consumer data platform, consumer insights, consumer touch point technology, advertising, search, social media, self serve portals, monetization, cad/cam).

Sales & marketing leadership: Managed P&L, revenue growth across US, LATAM, APAC. Worked with larger brands, retails, publishers, agencies, trading desks, video networks and ad networks to close major deals.

Experience

Orgfarm.store
Chief Executive Officer
October 2019 - Present (4 years 2 months)
Chennai, Tamil Nadu, India

Orgfarm.store is dedicated to making organic products affordable in India. As the pioneering company with a vision to introduce chemical-free goods to Indian consumers, we have successfully converted over 1000 non-organic farmers to embrace organic farming, and our growth continues. Operating with both online and offline models, our success is particularly pronounced in South India. Excitingly, we are gearing up for expansion into other regions of India in the near future.

C1X Inc.
Co-founder, CEO
January 2014 - Present (9 years 11 months)
Santa Clara, CA

At C1X, we have built a team of 60+ top-level engineers and data scientists in San Jose and Chennai, and have developed high-performance Consumer Touchpoint Technology (e.g. adtech, martech) as well as Consumer Data Platform and Analytical capabilities. In essence, we are a strong technology team that can assist any brand/retail with their holistic digital transformation, including any large-scaled and/or real-time customized capabilities.

For brands/retails, we can provide our additional capabilities in bringing the whole Consumer Touchpoint Technology in-house, we can (i) save tens or even hundreds of millions of dollars of technology tax in Consumer Touchpoint Technology, (ii) reach a much larger group of fans/consumers at lower costs and stronger personalization, and (iii) bring data 1st/2nd/3rd party data from online/offline together and help in creating a truly holistic digital landscape.

With the world-class engineering and data science talent at C1X, we can assign a dedicated team to tackle any other unique engineering and data science challenges that Brands might be facing. In other words, C1X can become the behind-the-scenes powerhouse for Brands to become 100% ready for the upcoming era of massive digital transformation.

Dennoo Inc.
Co-founder, Chief Product Officer
October 2012 - November 2013 (1 year 2 months)

Responsible for Advertising products and technology at Dennoo, including product marketing, setting and meeting sales goal, providing better yield solution for larger publishers, help advertisers and agencies to discover advertisement effectiveness and brand reach.

Building next generation time based advertisement system with more sophisticated analytics, inventory forecasting and brand focused system.

Yahoo!
Director of Engineering
November 2005 - September 2012 (6 years 11 months)
Santa Clara, CA

Product Engagement:
• Work closely with product team and business throughout any development cycle to make sure we are heading in right direction and prioritize features.

Architecture guidelines:
• Define architecture guidelines for any projects and make sure architects constantly review the design and approach.

Roadmap definition:
• Clearly define product roadmap based on company's direction and priorities. Communicate roadmap to entire team and make sure everyone in team has clear company/team direction throughout the year.

Every day job:

• Direct work assignments in staffing, scheduling, coordinating and planning in various engineering projects
• Direct planning and establishing of engineering schedules and follows up performance against estimates.
• Work with engineers to review design and help guide team.
• Recommend new policy or procedure required to support agile development, cross team coordination between US and BGLR, support parallel development and release guidelines.
• Work on budgeting with project manager to plan resource allocation for capex and opex project each quarter.
• Guide Managers periodically to enrich on cross team collaboration and show leader ship across team.

Oracle
Lead - Engineering
January 2001 - November 2005 (4 years 11 months)
Siebel - San Mateo

Lead Engineer in Application Group involved in Analysis, Design, Configuration, Implementation, Testing And Maintenance of CRM products, Customer Facing and Employee Facing Applications of eBiz (Siebel's Internal Implementation)

• Key projects Lead by me:
• Asset migration (Peregrine to Siebel Assets),
• 7.8.2 Upgrade with C/OM (Customer Order Management) changes
• GTM (Go To Market) to improve the Sales Operations
• OnDemand implementation
• Meet customers and business users of the Customer facing applications to gather Business requirements and enhancement requests.
• Made sure the product functionality is best utilised.
• Analyzed each enhancements and business requirements.
• Did a Gap Analysis to drive these requirements into the base Product for future releases.
• Worked with external groups like Product Marketing and Engineering to fulfill customer's requirement.
• Analyzed the technical requirement and recommended design which improves the quality.
• Testing new builds from engineering to confirm usability and suitability for GA release.

Compuware
Manager - Software Development
November 1999 - January 2001 (1 year 3 months)
India, USA

Enterprise Interface
• Integrating siebel with external applications (Saville, Remedy, Experian etc.) through   siebel CORBA object manager as CORBA server, Vitria as CORBA client and Visibroker 3.3 C++ as ORB.
• Configured and installed siebel CORBA Object Manager
• Configuring siebel workflow connector to update shadow tables for Vitria objects.
• Configuring RDBMS connector from Vitria Business ware console to map shadow tables.
• Analyzing Visibroker configuration with siebel CORBA object manager.
• Configuring siebel source and siebel target connector.

Housing Fund and Insurance Module:

Involved in Designing, Analyzing and testing.

This Module collects the Employee details from the interface file, which comes from Human Resource, and Motorola has developed Time keeping system module, with this detail it calculates the HF and Insurance amount to be deducted from each employee according to his or her location, SAS salary and Base salary. Once the deduction amount is calculated, it sends the output to Aurion (S/w for Payroll and HR), which collects these inputs and does the calculation for Tax and other related activities. Then Aurion sends an output through which we can design our own Payslip reports.

Autodesk
CAD specialist
June 1994 - November 1999 (5 years 6 months)
Responsible for the Application development inside CAD.

CAD Customization:

Many Macros has been developed in CAD to increase the speed in drafting and designing. These Macros includes; Preparing Conveyor Layout drawing, conversion of External database linked to an entity as an Extended Entity Data, Collection of selected data's from AutoCAD in a Text file to use the same in STAAD Package, Offsetting lines at different angles, Preparation of Foundation drawing both plan and sectional elevation, drawing perpendicular line to an inclined line, Steel structural Markings, etc.

Cylinder and Manifold Design:

This collects all the data's required to design Cylinder with the basic inputs like Piston rod dimension, Stroke, Max. load and Tube diameter. With this input, system will come up with a design of cylinder to match all inputs and also make the 2D drawing for machinist to manufacture. This saves around 30% of cost in manufacturing.

Education

Anna University
Bachelor of Engineering (B.E.), All about Engineering! · (1990 - 1994)